Exhibit 99.1

Kitov Pharmaceuticals Holdings Announces Closing of U.S. Initial Public Offering

Tel Aviv, Israel, November 25, 2015 – Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV) (TASE: KTOV), a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions, today announced the closing of its previously announced underwritten public offering of 3,158,900 American Depository Shares (ADSs), each representing 20 ordinary shares of the Company, and warrants to purchase up to 3,158,900 ADSs. The ADSs and warrants were issued in a fixed combination of one ADS and one warrant to purchase one ADS for a combined price to the public of $4.13. In addition, the underwriters partially exercised their option to purchase an additional 220,074 warrants to purchase 220,074 ADSs. The warrants have a per ADS exercise price of $4.13, are exercisable immediately, and will have a term of five years.  In connection with the offering, Kitov has granted the underwriters a 45-day option to purchase up to an additional 473,835 ADSs and/or warrants to purchase an additional 253,761 ADSs (473,835 ADSs before partial exercise announced today) to cover over-allotments, if any, at the public offering price of $4.12 per ADS and $.01 per warrant. The gross proceeds to Kitov from this offering were approximately $13 million, prior to deducting underwriting discounts, commissions and other estimated offering expenses.

Kitov plans to use the net proceeds from the offering to fund its ongoing development plan, for the repayment of indebtedness and for working capital and other general corporate purposes.

Kitov’s ADSs and warrants traded on the NASDAQ Capital Market under the symbols “KTOV” and "KTOVW", respectively.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., and Joseph Gunnar & Co., LLC are acting as joint book-running managers for the offering.

The final prospectus relating to this offering was filed with the SEC on November 23, 2015. This offering was made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained by contacting H.C. Wainwright & Co., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com or Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com. Investors may also obtain these documents at no cost by visiting the Securities and Exchange Commission’s website at http://www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the Securities and Exchange Commission for more complete information about the Company and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Holdings Ltd. is a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions. In particular, Kitov focuses on developing combinations of existing drugs in advanced stages of development. Kitov’s lead drug, KIT-302, is formulated for the simultaneous treatment of two clinical conditions – pain caused by osteoarthritis (OA) and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for OA. KIT-302 is based on celecoxib, the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by OA, and the generic drug amlodipine. Kitov is traded on the Nasdaq Capital Market (NASDAQ: KTOV) and the Tel-Aviv Stock Exchange (TASE: KTOV).

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock, CFO
+972-2-6254124
Simcha@kitovpharma.com